FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated November 2, 2018

MATERIAL FACT

Banco Santander, S.A. (“Santander”) announces the results it has obtained in the latest stress test exercise carried out by the European Banking Authority (EBA) and the European Central Bank (ECB).

The exercise covered a three-year period (end of 2017 – end of 2020), with two scenarios (baseline and adverse) applied to the entire consolidated perimeter of the Santander Group.

Santander’s results were as follows:

•	Under the adverse scenario, Santander Group’s fully loaded CET1 ratio (i.e. including the full impact of CRR/CRD and IFRS 9) would decrease by 1.41 percentage points to 9.20% as of 31 December 2020, from the starting point of 10.61% as of 31 December 2017. Under the same scenario, the Group’s phased-in CET1 ratio (i.e. adopting the CRR/CRD and IFRS 9 transitional arrangements) would decrease by 2.59 percentage points to 9.72% as of 31 December 2020, from the starting point of 12.31%.

•	Under the baseline scenario, Santander Group’s fully loaded CET1 ratio (i.e. including the full impact of CRR/CRD and IFRS 9 and without adopting the CRR/CRD and IFRS 9 transitional arrangements) would increase by 3.26 percentage points to 13.87% as of 31 December 2020. Under the same scenario, the phased-in CET1 ratio (i.e. adopting the CRR/CRD and IFRS 9 transitional arrangements) would increase by 1.76 percentage points to 14.07%.

Boadilla del Monte (Madrid), 2 November 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	November 2, 2018	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer